

FUEGO FINO, INC.

Financial Statements

For the period of January 1, 2018 through December 31, 2019

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in the Notes to the Financial Statements, the Company is a business where, there exist substantial doubt as to whether the Company can continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty and we provide no opinion at this time about whether the Company will be successful in its plans to continue as a going concern.

Sincerely,

Jessica Contreras,

Chairwoman/CEO

Fuego Fino, Inc

BALANCE SHEET

As of December 31, 2019

	DEC 31, 2018	JAN - DEC 2019
ASSETS		
Current Assets		
Bank Accounts		
BUSINESS CHECKING (1193)	1,010.00	14.71
Checking1687	0.00	0.00
ParentAccount	5,000.00	5,000.00
Wells Fargo Checking 0638	457.03	0.00
Total Bank Accounts	**$6,467.03**	**$5,014.71**
Total Current Assets	**$6,467.03**	**$5,014.71**
Other Assets		
Other Long-term Assets	3,622.74	3,622.74
Total Other Assets	**$3,622.74**	**$3,622.74**
TOTAL ASSETS	**$10,089.77**	**$8,637.45**
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Opening Balance Equity	442.80	442.80
Owner’s Investment	52,470.34	53,347.34
Owner’s Pay & Personal Expenses	0.00	-150.00
Retained Earnings	0.00	-42,823.37
Net Income	-42,823.37	-2,179.32
Total Equity	**$10,089.77**	**$8,637.45**
TOTAL LIABILITIES AND EQUITY	**$10,089.77**	**$8,637.45**

Unaudited- See accompanying notes.

Fuego Fino, Inc

INCOME STATEMENT

January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
Income			
Sales	7,225.73	4,056.42	$11,282.15
Total Income	**$7,225.73**	**$4,056.42**	**$11,282.15**
Cost of Goods Sold			
Cost of Goods Sold	10,114.75	0.00	$10,114.75
Shipping	49.48	21.00	$70.48
Total Cost of Goods Sold	**$10,164.23**	**$21.00**	**$10,185.23**
GROSS PROFIT	**$ -2,938.50**	**$4,035.42**	**$1,096.92**
Expenses			
Advertising & Marketing	11,219.76	3,112.17	$14,331.93
Bank Charges & Fees	126.50	190.00	$316.50
Car & Truck	47.35	40.22	$87.57
Contractors	0.00	490.00	$490.00
Legal & Professional Services	4,000.00	0.00	$4,000.00
Meals & Entertainment	293.04	107.53	$400.57
Office Supplies & Software	182.75	167.94	$350.69
Other Business Expenses	1,567.84	50.00	$1,617.84
Reimbursable Expenses	20,640.00	1,390.00	$22,030.00
Rent & Lease	0.00	373.53	$373.53
Taxes & Licenses	150.00	253.75	$403.75
Travel	1,340.63	39.60	$1,380.23
Uncategorized Expense	15.00	0.00	$15.00
Utilities	302.00	0.00	$302.00
Total Expenses	**$39,884.87**	**$6,214.74**	**$46,099.61**
NET OPERATING INCOME	**$ -42,823.37**	**$ -2,179.32**	**$ -45,002.69**
NET INCOME	**$ -42,823.37**	**$ -2,179.32**	**$ -45,002.69**

FUEGO FINO, INC.
STATEMENT OF SHAREHOLDER CAPITAL
For the period ending December, 2019 and
for the calendar years ending December 31, 2018, 2017 and 2016

	Common shares		Preferred shares		Accumulated Deficit	Total Shareholders Capital/ (Deficit)
	# of Shares	$	# of	$		
Balance of January 1, 2016	0	$0			$0	$0
2016 net loss					(770)	(770)
Balance as of December 31, 2016	**0**	**0**			**(770)**	**(770)**
Stock issuance	9,525,000	0				0
2017 net loss					(188)	(188)
Balance as of December 31, 2017	**9,525,000**	**0**			**(958)**	**(958)**
Stock issuance	0	0	28,000	40,000		**40,000**
2018 net loss					**(42,823)**	**(42,823)**
Balance as of December 31, 2018	**9,525,000**	**0**	**28,000**	**40,000**	**(43,781)**	**(3,781)**
Stock issuance	975,000	0	0	0		
2019 net loss					**(2,179)**	**(2,179)**
Balance as of December 31, 2019	**10,500,000**	**0**	**28,000**	**40,000**	**(45,960)**	**(5,960)**

Fuego Fino, Inc

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-42,823.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -42,823.37**
INVESTING ACTIVITIES	
Other Long-term Assets	-3,622.74
Net cash provided by investing activities	**$ -3,622.74**
FINANCING ACTIVITIES	
Opening Balance Equity	442.80
Owner's Investment	52,470.34
Net cash provided by financing activities	**$52,913.14**
NET CASH INCREASE FOR PERIOD	**$6,467.03**
CASH AT END OF PERIOD	**$6,467.03**

Fuego Fino, Inc

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,179.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -2,179.32**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Investment	877.00
Owner's Pay & Personal Expenses	-150.00
Net cash provided by financing activities	**$727.00**
NET CASH INCREASE FOR PERIOD	**$ -1,452.32**
Cash at beginning of period	6,467.03
CASH AT END OF PERIOD	**$5,014.71**

FUEGO FINO, INC.
NOTES TO FINANCIAL STATEMENTS
For the calendar years ending December 31st, 2018 and December 31st, 2019

NOTE 1 - NATURE OF OPERATIONS

Fuego Fino, Inc., a Florida corporation (the "Company"), was incorporated on April 16, 2015 ("Inception"). The Company is an bottler, importer, and distributor in the wine and spirits industry.

Since Inception, the Company has relied on raising capital and advances from founders to fund its operations. As of December 31, 2019 the Company had very little working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2018 and December 31, 2019, the Company had cash on hand of $6,467.03 and $5,014.71, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of the balance sheet dates, the Company had no accounts receivables.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of the balance sheet dates, the Company has not recorded any property or equipment.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment was recorded for the calendar years ending December 31, 2018 and December 31, 2019.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a "C" Corporation. As the Company has only incurred administrative costs and has not earned any taxable income, accrued income tax would result in a deferred tax asset. Because of the uncertainty of the Company being able to be utilized that deferred tax benefit, there is a full valuation allowance against that deferred tax asset at this time. Management will evaluate the appropriateness of that valuation allowance from time to time.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of the balance sheet dates, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company has recorded $11,282.15 of sales since inception.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Deferred Offering Costs
The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 34010, costs incurred are capitalized until the offering whereupon the offering costs are charged to members' equity or expensed depending on whether the offering is successful or not successful, respectively. As of December 31, 2019, December 31, 2017 and December 31, 2016, the Company had recorded a balance of deferred offering costs of $5,000, $5,000, and $0, respectively.

Capitalized Patent Costs
The Company is pursuing relevant patent protection for various design and utility aspects of its platform and products. Under the provisions of GAAP, the Company records the legal costs associated with the filing and completion of its patent application as a long-term asset. Once the asset is secured, the Company will amortize the patent in accordance with GAAP over its useful life and test for impairment. As of December 31, 2019, December 31, 2017 and December 31, 2016, the company has recorded capitalized patent costs of $40, $40 and $0, respectively.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – SHAREHOLDERS' CAPITAL

The Company has authorized 70,000,000 shares of no par common stock and 5,000,000 shares of no par preferred stock. As of December 31, 2019, the Company had issued 10,500,000 shares of common stock to founders, management and other strategic investors, this includes conversions of preferred shares detailed below.

In 2018, the Company issued 25,000 shares of Series A preferred stock in exchange for $25,000, and 3,000 shares of Series B preferred stock in exchange for $15,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

Related Party Transactions
The Company has received advances of initial working capital from a key member of management to cover the administrative and other costs of the Company to date. The advance does not have a stated interest rate but the Company intends to repay this founder's advance in a short period of time.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations several years ago and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
During the remainder of 2020 and into 2021, the Company will be offering its securities under a Regulation CF and Regulation A+ exemption from securities registration requirements.

Management's Evaluation
Management has evaluated subsequent events through December 31, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.